Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated August 11, 2010

Registration No. 333-165805

August 11, 2010

QEP Resources, Inc.

Pricing Supplement

Pricing Supplement dated August 11, 2010 to Preliminary Prospectus Supplement dated August 11, 2010 of QEP Resources, Inc. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information present in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	QEP Resources, Inc.
Security Type:	SEC Registered (Registration No. 333-165805)
Principal Amount:	$625,000,000, which amount represents an increase of $125,000,000 from the aggregate principal amount of the offering listed in the Preliminary Prospectus Supplement.
Ratings:*	Ba1/BB+ stable / stable
Coupon:	6.875% Senior Notes due 2021
Stated Maturity Date:	March 1, 2021
Issue Price:	99.074% of the face amount
Yield to Maturity:	7.00%
Trade Date:	August 11, 2010
Original Issue/Settlement Date:	August 16, 2010
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2011
Record Dates:	February 15 and August 15
Make Whole Call:	Greater of par or T+50bp
CUSIP/ISIN:	74733V AA8/ US74733VAA89
Denominations:	$2,000 and integral multiples of $1,000
Joint Book-Running Managers:	Deutsche Bank Securities Inc. Banc of America Securities LLC BMO Capital Markets Corp. J.P. Morgan Securities Inc. Wells Fargo Securities, LLC
Co-Managers:

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Mitsubishi UFJ Securities (USA), Inc.

BBVA Securities Inc.

RBS Securities Inc.

TD Securities (USA) LLC

SG Americas Securities, LLC

Goldman, Sachs & Co.

Additional Changes to Preliminary Prospectus Supplement:	The following changes are made to the line items to the table set forth in the “Capitalization” section of the Preliminary Prospectus Supplement, giving effect to this offering and the use of proceeds therefrom:

As Adjusted (in millions)
Revolving Credit Facility(1)	$128.7
Term Loan(2)	—
6.875% Notes due 2021	625.0
Total debt before unamortized debt discount	1,285.5
Common Stockholders’ equity	2,934.9

Total capitalization	$4,220.4

(1)	As of August 11, 2010, the outstanding indebtedness under our Revolving Credit Facility totaled approximately $309.0 million.
(2)	As of August 11, 2010, the outstanding indebtedness under our Term Loan totaled approximately $500 million.

In addition, the “Use of Proceeds” of the Offering will now be used as follows:

We estimate that the net proceeds from this offering, after deducting the underwriting discount and commissions and our estimated offering expenses, will be approximately $610.9 million. We intend to use the net proceeds from this offering to repay approximately $500.0 million in indebtedness outstanding under our Term Loan and approximately $110.9 million indebtedness outstanding under our Revolving Credit Facility.

In addition, the item entitled “Conflicts of Interest” set forth in the “Underwriting; Conflicts of Interest” section of the Preliminary Prospectus Supplement is amended and restated in its entirety as follows:

Conflicts of Interest

A portion of the net proceeds from this offering will be used to repay borrowings under our Revolving Credit Facility and our Term Loan. Because we expect that more than 5% of the net offering proceeds will be received by certain of the underwriters in this offering or their affiliates that are lenders under our Revolving Credit Facility and Term Loan, this offering is being conducted in accordance with the applicable requirements of NASD Rule 2720, or Rule 2720, as administered by the Financial Industry Regulatory Authority, Inc. regarding the underwriting of securities of a company with a member that has a conflict of interest within the meaning of those rules. Consequently, Deutsche Bank Securities Inc., Banc of America Securities LLC, BMO Capital Markets Corp., J.P. Morgan Securities Inc., Wells Fargo Securities, LLC, SunTrust Robinson Humphrey, Inc., U.S. Bancorp Investments, Inc., Mitsubishi UFJ Securities (USA), Inc., BBVA Securities Inc., RBS Securities Inc. and TD Securities (USA) LLC each have a conflict of interest within the meaning of Rule 2720. Rule 2720 requires that a qualified independent underwriter as defined in Rule 2720 participate in the preparation of the registration statement of which this prospectus forms a part and perform its usual standard of due diligence with respect thereto. As a result of this conflict of interest and in accordance with Rule 2720, Goldman, Sachs & Co. is assuming the responsibilities of acting as the qualified independent underwriter in connection with this offering. In its role as qualified independent underwriter, Goldman, Sachs & Co. has performed a due diligence investigation and participated in the preparation of the registration statement and prospectus for this offering. Goldman, Sachs & Co. will receive a fee of $10,000 for serving as qualified independent underwriter in connection with this offering. We have also agreed to indemnify Goldman, Sachs & Co. against certain liabilities incurred in connection with it acting as a qualified independent underwriter for this offering, including liabilities under the Securities Act.

Affiliates of one or more of the underwriters are lenders and/or agents under the Revolving Credit Facility and the Term Loan, and as such are entitled to be repaid with the net proceeds of this offering that are used to repay the existing senior unsecured credit facilities and will receive their pro rata portion of such repayment. In addition (i) Bank of America, N.A., the administrative agent under our Revolving Credit Facility, as well as affiliates of certain of the other underwriters that are lenders and/or agents under our Revolving Credit Facility received fees in connection with the amendment to the Revolving Credit Facility and (ii) Deutsche Bank AG Cayman Islands Branch, the administrative agent under our Term Loan, as well as affiliates of certain of the other underwriters that are lenders and/or agents under our Term Loan received fees in connection with the Term Loan.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611.